Filed Pursuant to Rule 433

Registration No. 333-211220

July 25, 2018

Burlington Northern Santa Fe, LLC

$750,000,000 4.150% Debentures due December 15, 2048

Final Term Sheet

Issuer:	Burlington Northern Santa Fe, LLC

Ratings (Moody’s /S&P)*:	A3 (stable) / A+ (stable)

Note Type:	Senior Unsecured Debentures

Offering Format:	SEC Registered

Trade Date:	July 25, 2018

Settlement Date*:	August 2, 2018 (T+6)

Maturity Date:	December 15, 2048

Final Terms
Principal Amount:	$750,000,000 aggregate principal amount of the 4.150% Debentures due December 15, 2048

Benchmark Treasury:	UST 3.000% due February 15, 2048

Benchmark Treasury Yield:	3.069%

Re-offer Spread:	T + 112.5 bps

Re-offer Yield:	4.194%

Coupon:	4.150%

Price to Public:	99.252%

Coupon Dates:	June 15 and December 15

First Coupon Date:	December 15, 2018

Make-Whole Call:	T + 20 bps (at any time before June 15, 2048)

Par Call:	At any time on or after June 15, 2048

Day Count Convention:	30/360

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	12189L BD2 / US12189LBD29

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Academy Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect to deliver the Debentures against payment therefor in New York City on or about August 2, 2018, which will be the sixth business day following the date of the prospectus supplement and of the pricing of the Debentures. Under Rule 15c6-l of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Debentures on the pricing date or the next four succeeding business days will be required by virtue of the fact that the Debentures initially will settle in six business days (T+6) to specify alternative settlement arrangements to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or calling Morgan Stanley & Co. LLC at (866) 718-1649 or calling or emailing Wells Fargo Securities, LLC at (800) 645-3751 or wfscustomerservice@wellsfargo.com.

No PRIIPs KID. Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.